CE Franklin Ltd.

Management’s Discussion and Analysis as at July 24, 2008

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Company’s interim consolidated financial statements for the three and six month periods ended June 30, 2008, the MD&A for the three month period ended March 31, 2008 and the MD&A and the consolidated financial statements for the year ended December 31, 2007.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted.

OVERVIEW

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oilsands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where they are needed, on time, and for the best value.  Our branches, supported by our distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This hub and spoke supply chain infrastructure enables us to provide our customers with the products they need on a same day or over night basis while leveraging our scale to enable industry leading purchasing and logistics capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, invoicing, credit and collections and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 53% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing four strategies to grow its business profitably:

•

Grow market share in our core oilfield equipment distribution business in western Canada through concentrated sales efforts and premium customer service complimented by selected acquisitions such as the acquisition of JEN Supply Inc. (“JEN Supply”) in December 2007.

•

Leverage our existing supply chain infrastructure, product and project expertise by focusing on the emerging oilsands project and Maintenance, Repair and Operating (“MRO”) business.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management, in order to differentiate our service offering from that of other competitors and deepen our relationship with customers.  The acquisition of Full Tilt Field Services Limited (“Full Tilt”) in July 2007 provided us with the capability to service oilfield engines and related components that we were previously selling, and by doing so, positions us to attract new customers to our core oilfield equipment distribution business.

•

Leverage our domestic supply chain infrastructure capabilities and customers by targeting international sales.  Selected international project sales are resourced from our Edmonton distribution centre.  An oilfield equipment distribution joint venture was established in the 2nd quarter of 2007 in Libya with Wilson Supply, a wholly owned subsidiary of Smith, and a Libyan partner.

Business Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  A combination of events experienced in 2007 including lower natural gas prices, the Alberta government royalty task force review and subsequent decision to increase royalty rates, high drilling and operating costs, and the rapid appreciation of the Canadian dollar, reduced the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions, resulting in a reduction of industry capital expenditures.

Through the first half of 2008, natural gas and oil prices have continued to strengthen. On April 10, 2008, the Alberta government announced certain enhancements to royalty rates designed to improve the economics of production from deep wells drilled commencing in 2009. These improvements are being partially mitigated by significant price increases for steel, which will result in increased costs for our customers and higher working capital investment by CE Franklin. Taken together, industry cash flow economics and in turn activity levels are beginning to improve. Industry forecasts are now expecting drilling activity over the second half of 2008 and 2009 to exceed comparable 2007 activity levels which should translate into increased well completions and improved demand for the Company’s products. With the successful opening of its new 153,000 square foot distribution centre in Edmonton during the second quarter, and its established supply store network in northeast British Columbia and southeast Saskatchewan, the Company is well positioned to efficiently service increased industry demand as it arises.

Over the medium to longer term, the Company is optimistic that its strong competitive position will enable it to take advantage of available market share as conventional industry activity recovers and demand for the Company’s products increase.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to profitability leverage its supply chain infrastructure.

Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended June 30				Six Months Ended June 30
	2008		2007		2008		2007

Sales	$ 96.4	1.0%	$ 82.9	1.0%	$ 237.0	1.0%	$ 237.2	1.0%
Cost of sales	(7,740.0)	(0.8)%	(6,610.0)	(0.8)%	(19,100.0)	(0.8)%	(19,410.0)	(0.8)%
Gross profit	1,900.0	0.2%	1,680.0	0.2%	4,600.0	0.2%	4,310.0	0.2%

Selling, general and administrative expenses	(1,670.0)	(0.2)%	(1,410.0)	(0.2)%	(3,360.0)	(0.1)%	(2,930.0)	(0.1)%
Foreign exchange loss	-	0.0%	(50.0)	(0.0)%	-	0.0%	(60.0)	(0.0)%

EBITDA(1)	230.0	0.0%	2.2	0.0%	1,240.0	0.1%	13.2	0.1%
Amortization	(60.0)	(0.0)%	(0.7)	(0.0)%	(120.0)	(0.0)%	(1.5)	(0.0)%
Interest	(20.0)	(0.0)%	(0.5)	(0.0)%	(60.0)	(0.0)%	(1.1)	(0.0)%
Income before taxes	1.5	0.0%	1.0	0.0%	10.6	0.0%	10.6	0.0%
Income tax expense	(50.0)	(0.0)%	(0.4)	(0.0)%	(340.0)	(0.0)%	(3.6)	(0.0)%
Net income	1.0	0.0%	0.6	0.0%	7.2	0.0%	7.0	0.0%

Net income per share
Basic (Cdn. $)	$ 0.05		$ 0.03		$ 0.39		$ 0.38
Diluted (Cdn. $)	$ 0.05		$ 0.03		$ 0.39		$ 0.37

Weighted average number of shares outstanding (000's)
Basic	18,278		18,329		18,305		18,282
Diluted	18,574		18,768		18,601		18,721

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Second Quarter Results

Net income for the second quarter of 2008 was $1.0 million, up $0.4 million (67%) from the second quarter of 2007.  Second quarter sales are seasonally low as oilfield project activity is impacted by the spring break up.  Sales increased by 16% over the prior year period.  Approximately half of this increase in sales was due to a 17% increase in the sale of products used in our customer’s capital projects, outpacing the 12% increase in average rig counts. Adverse weather conditions experienced in the second quarter limited capital project activity, as well completions declined 15% compared to the prior year period.  The remaining increase reflected sales from JEN Supply and Full Tilt that were acquired in the second half of 2007.  Gross profit increased by $2.2 million over the prior year period due to the increase in sales offset by a reduction in gross profit margins. Gross profit margins for the quarter were 19.7% down from strong performance in the prior year period at 20.3%.  Gross margins improved in the second quarter from 19.3% generated in the first quarter of 2008.  Selling, general and administrative expenses increased by $2.6 million to $16.7 million for the quarter due mainly to the addition of people and facility costs associated with the two acquisitions completed in the last half of 2007 and increased facility costs with the opening of the new Edmonton distribution centre during the second quarter. Lower interest expense was associated with reduced average debt levels and floating interest rates in the second quarter of 2008.  Income taxes increased by $0.2 million in the second quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the second quarter was comparable to the prior year period. Net income per share (basic) was $0.05 in the second quarter of 2008, an increase of 67% compared to $0.03 in the second quarter of 2007, consistent with the increase in net income.

Year to Date Results

Net income for the first half of 2008 was $7.2 million, up $0.2 million (3%) from the first half of 2007.  Sales from the first half of 2008 of $237.0 million were comparable to the prior year period.  Industry capital expenditure activity levels declined steadily throughout 2007 and the first quarter of 2008, before beginning to recover in the second quarter for reasons discussed in the “Outlook” section.  This contributed to a 7% decline in capital project equipment sales compared to the prior year period which was fully offset from the JEN Supply and Full Tilt acquisitions.  Gross profit increased by $2.9 million over the prior year period as gross profit margins increased from 18.2% in the first half of 2007 to 19.4% in the first half of 2008. The increases are due to increased high margin MRO sales in 2008 and a large, low margin oilsands order in the first quarter of 2007. Selling, general and administrative expenses increased by $4.3 million to $33.6 million due mainly to the addition of people and facility costs associated with the two acquisitions completed in the last half of 2007 and increased facility costs associated with the opening of the new distribution centre. Interest expense declined due to reduced average debt levels and floating interest rates in the first half of 2008.  Income taxes declined by $0.3 million in the first half of the year compared to the prior year period due primarily to a reduction in income tax rates.  The weighted average number of shares outstanding during the first quarter was comparable to the prior year period. Net income per share (basic) was $0.39 in the first half of 2008 compared to $0.38 in the first half of 2007.

A more detailed discussion of the Company’s second quarter results from operations is provided below:

Sales

Sales for the quarter ended June 30, 2008 were $96.4 million, up 16% from the quarter ended June 30, 2007, principally due to increased capital project demand reflecting an increase in the average rig count of 12% for the quarter compared to the second quarter of 2007, and from higher MRO product sales due to the acquisition of JEN Supply and Full Tilt in the last half of 2007.

(in millions of Cdn. $)
	Three months ended June 30				Six months ended June 30
	2008		2007		2008		2007
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	52.2	54	44.5	54	130.2	55	139.4	59
Maintenance, repair and operating supplies (MRO)	44.2	46	38.4	46	106.8	45	97.8	41
Total sales	96.4	100	82.9	100	237.0	100	237.2	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices is a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the second quarter and YTD 2008 and 2007 are provided in the table below.

	Q2 Average		%	YTD Average		%
	2008	2007	change	2008	2007	change

Gas - Cdn. $/gj (AECO spot)	$10.23	$7.10	44%	$9.09	$7.25	25%
Oil - Cdn. $/bbl (Edmonton Light)	$125.83	$72.11	74%	$112.04	$69.85	60%

Average rig count	180	161	12%	370	362	2%

Well completions:
Gas	1,667	2,118	(0%)	4,960	6,691	(0%)
Oil	940	939	0%	2,242	2,566	(0%)
Total well completions	2,607	3,057	(0%)	7,202	9,257	(0%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $52.2 million in the second quarter of 2008, up 17% ($7.7 million) from the second quarter of 2007. Total well completions declined by 15% to 2,607 in the second quarter 2008 while the average working rig count increased to 180 (12%) compared to the second quarter of 2007. Gas wells comprised 64% of the total wells completed in western Canada in the second quarter of 2008 compared to 69% in the second quarter of 2007. Oil and gas capital expenditure activity began to recover in the second quarter of 2008 resulting from strengthening oil and gas commodity prices and emerging gas exploration plays in the northeast British Columbia and oil pool development in southeast Saskatchewan.  Well completions in the second quarter declined by 15% as capital project activity was limited by adverse weather conditions.  Well completions for the remainder of 2008 should benefit from the increase in average rig counts experienced during the second quarter of 2008, which should translate into stronger demand for the Company’s products. Spot gas and oil prices ended the second quarter at $11.69 per GJ (AECO spot) and $139.68 per bbl (Edmonton light), an increase of 14% and 11%, respectively, over second quarter average prices. This should result in improved industry cash flow and capital expenditure economics, which in turn should increase demand for the Company’s products.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended June 30, 2008 increased 15% to $44.2 million compared to the quarter ended June 30, 2007 and comprised 46% of the Company’s total sales. The increase in sales was mainly attributable to the acquisition of JEN Supply and Full Tilt in the last half of 2007.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, the focus on the emerging oilsands capital project and MRO sales opportunities, as well as selected sales to international markets.  Revenue results of these initiatives to date are provided below:

	Q2 2008		Q2 2007		YTD 2008		YTD 2007
Sales ($millions)	$	%	$	%	$	%	$	%
Western Canada oilfield	88.1	91	76.7	92	220.4	93	218.2	92
Oilsands	3.7	4	3.8	5	6.1	3	13.0	6
Production Services	3.5	4	1.3	2	7.8	3	3.3	1
International	1.1	1	1.1	1	2.7	1	2.7	1
Total Sales	96.4	100	82.9	100	237.0	100	237.2	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $88.1 million for the second quarter of 2008, up 15% from the second quarter of 2007. The increase reflects an increase in industry activity in the later part of the second quarter and in December 2007, the Company acquired JEN Supply, an oilfield equipment distributor that operated four branches in east central Alberta. These locations contributed approximately $4 million to sales, reducing the impact of the decline in industry activity for the quarter. Two of these operations were in existing markets where the Company had operations and have been combined with the existing branches.

Sales to oilsands end use applications remained consistent with the second quarter of 2007. The Company continues to position its sales focus and Edmonton distribution centre to penetrate this emerging market for capital project related products.  The Company’s Fort McMurray branch continues to build on its position to service oilsands’ MRO product requirements.

Production service sales were $3.5 million in the second quarter of 2008, more than double the sales in the second quarter of 2007.  The acquisition of Full Tilt at the end of the 2nd quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster, contributed the majority of the increase in revenues.  The Company expects to expand Full Tilt’s service to other Company branch locations during the year in order to capture more of our customer’s product life cycle expenditures while differentiating our services from other oilfield equipment distributors.

Sales to international customer projects remained consistent at $1.1 million in the second quarter of 2008 and are serviced by our Edmonton distribution centre. Sales activity from the Libyan oilfield equipment joint venture established in 2007 has been minimal to date and is anticipated to increase as operations gain momentum.

	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Gross Profit
Gross profit (millions)	$19.0	$16.8	$46.0	$43.1
Gross profit margin as a % of sales	0.2%	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	8%	7%	8%	8%
Pipe, flanges and fittings	23%	26%	25%	29%
Valves and accessories	19%	19%	20%	20%
Pumps, production equipment and services	17%	15%	16%	14%
General	33%	33%	31%	29%
Total Gross Profit	100%	100%	100%	100%

Gross profit reached $19.0 million in the second quarter of 2008, up $2.2 million (13%) from the second quarter of 2007 period due to the increase in sales offset by a reduction in gross profit margins. Gross profit composition in the second quarter of 2008 remained fairly consistent with the prior year period, reflecting stable sales margins across product sales categories and a consistent year over year capital projects/MRO sales mix.

Selling, General and Administrative (“SG&A”) Costs

	Three months ended June 30				Six months ended June 30
	2008		2007		2008		2007
Sales ($millions)	$	%	$	%	$	%	$	%
People costs	9.1	54	7.6	54	19.4	58	16.5	56
Selling costs	2.1	13	1.9	13	4.3	13	4.0	14
Facility and office costs	3.5	21	2.5	18	6.1	18	5.0	17
Other	2.0	12	2.1	15	3.8	11	3.8	13
SG&A Costs	16.7	100	14.1	100	33.6	100	29.3	100
SG&A costs a % of sales	17%		17%		14%		12%

SG&A costs increased 19% ($2.6 million) in the second quarter of 2008 from the prior year period and represented 17% of sales consistent with the prior year period. The increase in people costs of $1.5 million is mainly associated with the acquisition of JEN Supply and Full Tilt.  Selling costs were up $0.2 million compared to the prior year period due to increased accounts receivable bad debt allowances.  Facility and office costs have increased in the second quarter of 2008 as the Company moved into a new, larger distribution centre in Edmonton during the quarter.  The addition of the JEN Supply and Full Tilt facilities and continued occupancy cost pressure in western Canada contributed the remaining increase in cost.  The Company leases 40 of its 44 branch locations as well as its corporate office in Calgary and Edmonton distribution centre. The Company mitigates the cyclical nature of industry activity levels by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs as activity levels change.

Amortization Expense

Amortization expense was $0.6 million in the second quarter of 2008 down slightly from $0.7 million in the second quarter of 2007.

Interest Expense

Interest expense was $0.2 million in the second quarter of 2008, down $0.3 million (66%) from the second quarter of 2007 due to lower average borrowing levels and a decline in average floating interest rates.

Foreign Exchange Loss (Gain)

Foreign exchange gains were nominal in the second quarter of 2008 compared to a $0.5 million loss in the second quarter of 2007, reflecting increased risk mitigation efforts undertaken.

Income Tax Expense

The Company’s effective tax rate for the second quarter of 2008 was 35.2%, compared to 35.9% in the second quarter of 2007 due principally to a reduction in statutory tax rates. Substantially all of the Company’s tax provision is currently payable.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2006	2006	2007	2007	2007	2007	2008	2008

Sales	$ 13,170.0	$ 13,060.0	$ 15,430.0	$ 8,290.0	$ 11,680.0	$ 11,230.0	$ 14,060.0	$ 9,640.0

Gross profit	23.7	25.0	26.3	16.8	21.0	20.4	27.1	19.0
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	8.4	9.6	11.0	2.2	7.4	5.1	10.2	2.3
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%

Net income	4.7	5.4	6.4	0.6	4.1	2.4	6.3	1.0
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.26	$ 0.30	$ 0.35	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05
Diluted (Cdn. $)	$ 0.25	$ 0.29	$ 0.34	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05

Net working capital(1)	130.6	120.2	124.0	127.0	128.7	134.7	117.4	114.9
Bank operating loan(1)	49.6	34.0	33.6	36.0	35.4	44.3	21.8	18.4
(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations and growth capital expenditures.

As at June 30, 2008, borrowings under the Company’s bank operating loan were $18.4 million, a decrease of $25.9 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $9.1 million in cash flow from operating activities, before net change in non-cash working capital balances and a $19.9 million reduction in net working capital. This was offset by $1.7 million in capital and other expenditures, $0.7 million in repayments of long term debt and capital lease obligations and $0.7 million for the purchase of shares to resource stock compensation obligations.

As at June 30, 2007, borrowings under the Company’s bank operating loan were $36.0 million, an increase of $2.0 million from December 31, 2006. Borrowing levels increased due to the Company generating $9.3 million in cash from cash flow from operating activities, before net change in non-cash working capital balances and $0.6 million in the issuance of capital stock from the exercise of employee stock options. This was offset by a $7.7 million increase in net working capital, $2.4 million related to the acquisition of two agent operated branches, $0.4 million in repayment of long term debt and capital leases, $0.2 million for the purchase of shares to resource stock compensation obligations, and $1.2 million in capital and other expenditures.

Net working capital was $114.9 million at June 30, 2008, a decrease of $19.8 million from December 31, 2007.  Accounts receivable decreased by $5.2 million (6%) to $84.1 million at June 30, 2008 from December 31, 2007, due to the seasonal decrease in sales in the second quarter offset by an 18% increase in days sales outstanding in accounts receivable (“DSO”) in the second quarter of 2008 compared to the fourth quarter of 2007. DSO was 73 days for the second quarter of 2008 compared to 62 days in the fourth quarter 2007 and 63 days in the second quarter 2007. The deterioration in DSO performance during the second quarter was due in part to temporary issues associated with the implementation of a new invoicing system that have now been rectified. DSO is calculated using annualized sales for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $3.5 million (4%) at June 30, 2008 from December 31, 2007.  Inventory turns for the second quarter of 2008 improved to 3.7 times compared to 2.8 times in the second quarter of 2007 and 4.3 times in the fourth quarter of 2007.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will continue to adjust its investment in inventory in order to align with anticipated activity levels in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities increased by $12.6 million (28%) in the second quarter of 2008 from December 31, 2007 due to a seasonal increase in purchasing combined with slower payment to suppliers.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2009.  The loan facility bears interest based on the floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing twelve month EBITDA.  As at June 30, 2008, the Company’s average debt to EBITDA ratio was 1.2 times (June 30, 2007 – 1.3 times) which provides a maximum borrowing ability of approximately $60 million under the facility.  As at June 30, 2008, the ratio of the Company’s debt to total capitalization (debt plus equity) was 13% (June 30, 2007 – 25%).

CAPITAL STOCK

The weighted average number of shares outstanding during the second quarter 2008 was 18.3 million, a decrease of 0.1 million shares over the prior year’s second quarter due principally to the purchase of common shares to resource restricted share unit obligations, offset by the exercise of stock options and restricted share units. The diluted weighted average number of shares outstanding at June 30, 2008 was 18.6 million, consistent with the second quarter of 2007.

As at June 30, 2008 and 2007, the following shares and securities convertible into shares, were outstanding:

(millions)	June 30, 2008	June 30, 2007
	Shares	Shares
Shares outstanding	18.3	18.4
Stock Options	1.3	0.7
Restricted Share units	0.2	0.2
Shares outstanding and issuable	19.8	19.3

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations.  During the three and six month periods ended June 30, 2008, 25,000 and 100,000 common shares were acquired by the trust at an average cost per share of $9.06 and $7.23 respectively (2007 – 15,200 common shares at an average cost per share of $11.38).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2007. Capital expenditures in 2008 are anticipated to be in the $3 million to $5 million range and will be directed towards the Company’s new Edmonton distribution center, computer systems enhancements and expanding its production service capability.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2007. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard sets out to prescribe the accounting treatment for inventories and provide guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory cost and expenses recorded by the Company. Inventory obsolescence expense of $326,000 was recognized in the six month period ending June 30, 2008 (2007- $255,000). As at June 30, 2008 and December 31, 2007 the Company had recorded reserves for inventory obsolescence of $2.1 million and $1.8 million, respectively.

New Accounting Pronouncements

During the second quarter of 2008, the CICA published CICA 3064 – Goodwill and Intangible Assets, with an effective date of January 1, 2009.  This standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The Company believes that the adoption of this standard will not have a material impact on its financial statements.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the six months  ended June 30, 2008 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks arising from transactions that are entered into in the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company’s 2007 Form 20-F.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

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forecasted oil and gas industry activity levels in 2008 and 2009;

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planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

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the Company’s future financial condition or results of operations and future revenues and expenses;

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the Company’s business strategy and other plans and objectives for future operations;

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fluctuations in worldwide prices and demand for oil and gas;

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fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Other Items

Additional information relating to CE Franklin, including its Form 20-F/Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.